UNITED STATES OF AMERICA
            BEFORE THE SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.



_________________________________

IN THE MATTER OF
NATIONAL FUEL GAS COMPANY                      CERTIFICATE
FILE NO. 70-8109                               PURSUANT TO
                                               RULE 24

(Public Utility Holding Company
Act of 1935)
_________________________________


          This is to certify, pursuant to Rule 24 under the Public Utility Holding Company Act of 1935, as amended, that the transactions referred to below have been carried out in accordance with the terms and conditions of and for the purposes represented by the Declaration, as amended, of National Fuel Gas Company ("National"), in the above file, and pursuant to the Order dated March 5, 1993 of the Securities and Exchange Commission with respect thereto.

         The following individuals, during the period October 1, 1996 through December 31, 1996, exercised Incentive Stock Options ("ISO's") or Non-Qualified Stock Options ("NSO's"), as identified below:

                                                                  Number of
                                                       Number of   Shares of
                                    Exercise            Shares    Stock Used
                     Type   Date     Price              Acquired   in Stock-
                      of     of      Per      Exercise  Through    for-Stock
 Name                Grant  Grant    Share     Date     Exercise   Exercise

Joseph P. Pawlowski  NSO   8/29/95  $27.9375   11/7/96     3,163    2,276
Joseph P. Pawlowski  ISO   8/29/95   27.9375   11/7/96     3,579    2,576
Larry Giermek        ISO    6/9/94   31.625    11/20/96      320      -0-
Richard J. McNally   ISO   8/29/95   27.9375   12/10/96    1,000      -0-
Curtis W. Lee        ISO   8/29/95   27.9375   12/13/96      130      -0-
John R. Pustulka     NSO   8/29/95   27.9375   12/31/96    3,600      -0-
John R. Pustulka     ISO   8/29/95   27.9375   12/31/96      550      -0-


          These were the only exercises of options pursuant to the National Fuel Gas Company 1993 Award and Option Plan during the period October 1, 1996
- December 31, 1996.


         On October 11, 1996, the Compensation Committee of the Board of Directors of National awarded stock options pertaining to 280,000 shares of National's common stock pursuant to the National Fuel Gas Company 1993 Award and Option Plan ("Plan"), to the following three individuals:


                 Name            Number of options granted

             B. J. Kennedy              150,000  *
             P. C. Ackerman              80,000  *
             R. Hare                     50,000  *

         On December 13, 1996, the Compensation Committee of the Board of Directors of National awarded restricted stock to the following three individuals:


                 Name               Number of shares

             B. J. Kennedy                4,150
             P. C. Ackerman               1,150
             J. A. Beck                   1,000


* Was also awarded an equal number of accompanying SAR's.


          In witness WHEREOF, National has caused this certificate to be executed this 10th day of January, 1997.



                                By   /s/ Philip C. Ackerman
                                       Philip C. Ackerman
                                     Senior Vice President